September 27, 2012
Our Ref. No. 20129261649
Chicago Mercantile Exchange
File No. 132-3

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

In a letter to you dated July 29, 2011, the staff of the Division of Investment Management indicated that we would not recommend enforcement action to the Commission under Section 17(f) of the Investment Company Act of 1940 ("1940 Act") against any registered investment company (a "Fund") if the Fund or its custodian places and maintains cash and/or certain securities ("assets") in the custody of the Chicago Mercantile Exchange ("CME"), a derivatives clearing organization registered with the Commodity Futures Trading Commission ("CFTC") or a clearing member (a "Clearing Member") that is a futures commission merchant registered with the CFTC, for purposes of meeting CME's or a Clearing Member's margin requirements for certain credit default swaps ("CDS") that are cleared by CME.[1] We extended these temporary no-action assurances and now extend them until December 31, 2013.[2]

Since the issuance of this relief, the CFTC has been actively working to improve protections for customer assets.[3] As the Commission stated in adopting Rule 17f-6 under the 1940 Act, maintaining assets in a futures commission merchant's custody is not without risk.[4] As a result, we encourage Funds to weigh carefully the risks and benefits of maintaining assets to effect transactions in CDS with CME or a Clearing Member. In particular, we expect that each Clearing Member that holds assets for a Fund wishing to clear CDS transactions on the CME will comply with the CFTC's applicable regulations and guidance regarding the manner in which

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[1] See Chicago Mercantile Exchange, SEC Staff No-Action Letter (July 29, 2011). See also Chicago Mercantile Exchange, SEC Staff No-Action Letters (Dec. 3, 2010) and (July 16, 2010).

[2] Telephone conversation between Christopher K. Bowen, CME and Holly Hunter-Ceci, Division of Investment Management on December 29, 2011.

[3] See, e.g., CFTC, Protection of Cleared Swaps Customer Contracts and Collateral; Conforming Amendments to the Commodity Broker Bankruptcy Protections, 77 FR 6336 (Feb. 7, 2012) ("CFTC Release") (adopting requirements regarding the separate treatment of customer funds and property (i.e., the Legally Segregated Operationally Commingled Model) which specify the substantive requirements for the treatment of Cleared Swaps Customer Collateral in the Cleared Swaps Customer Account class, as these terms are defined in the CFTC Release); the CFTC's public roundtable addressing additional customer protections for futures commission merchants (Aug. 9, 2012) and testimony of CFTC Chairman Gary Gensler before the U.S. Senate Committee on Agriculture (Aug. 1, 2012).

[4] See Custody of Investment Company Assets with Futures Commission Merchants, Investment Company Act Release No. 22389 (Dec. 11, 1996).

cleared CDS collateral of a customer must be treated prior to and after a bankruptcy of a futures commission merchant or a derivatives clearing organization.[5]

Holly Hunter-Ceci
Senior Counsel

[5] See CFTC Release, supra note 3. In addition, we expect that a Clearing Member will also comply with applicable rules of the National Futures Association and CME.

U.S. Securities and Exchange Commission

**Investment Company Act of 1940 — Section 17(f)**
**Chicago Mercantile Exchange - II**

**July 29, 2011**

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Our Ref. No. 20117271058

Your letter dated July 28, 2011 requests our assurance that we would not recommend enforcement action to the Securities and Exchange Commission (the "Commission") under Section 17(f) of the Investment Company Act of 1940 (the "1940 Act") against any registered investment company (a "Fund") if the Fund or its custodian places and maintains cash and/or certain securities ("assets") in the custody of the Chicago Mercantile Exchange ("CME"), a derivatives clearing organization registered with the Commodity Futures Trading Commission ("CFTC") or a CME clearing member (a "Clearing Member") that is a futures commission merchant registered with the CFTC, for purposes of meeting CME's or a Clearing Member's margin requirements for certain credit default swap contracts ("CDS") that are cleared by CME. You state that CME previously received such no-action assurances under Section 17(f) of the 1940 Act, but that these assurances expired on July 16, 2011.[1]

You state that the CFTC issued temporary relief to exempt swap market participants from various requirements under the Commodity Exchange Act (the "CEA"), that would otherwise apply to certain swap transactions as a result of Title VII of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act")[2] generally becoming effective on July 16, 2011 (the "Effective Date Order").[3] You state that the Dodd-Frank Act and the Effective Date Order reflect an underlying policy to facilitate the central clearing of CDS transactions to reduce systemic risk in the global financial markets, while also minimizing unnecessary disruption and costs to the markets. Consistent with the CFTC's issuance of temporary relief, you request further temporary no-action assurances until December 31, 2011.

Section 17(f) of the 1940 Act and the rules thereunder govern the safekeeping of Fund assets, and generally provide that a Fund must place and maintain its securities and similar instruments only with certain qualified custodians. Rule 17f-6 under the 1940 Act permits a Fund to place and maintain assets with a futures commission merchant that is registered under the CEA and that is not affiliated with the Fund in amounts necessary to effect the Fund's transactions in exchange-traded futures contracts and commodity options, subject to certain conditions. Among other things, the futures commission merchant must comply with the segregation requirements of Section 4d of the CEA and the rules thereunder or, if applicable, the secured amount requirements of CFTC Rule 30.7. Rule 17f-6 was intended to provide Funds with the ability to effect commodity trades in the same manner as other market participants under conditions designed to provide custodial protections for Fund assets.[4] By its terms, the Rule does not permit Funds to place and maintain assets with a futures commission merchant to effect CDS transactions.

The timetable for the temporary no-action assurances previously provided to CME was based on the requirement in the Dodd-Frank Act that the CFTC would adopt rules and issue interpretations implementing the Dodd-Frank Act by July 16, 2011 with respect to the centralized clearing of swaps, including CDS. As the Effective Date Order makes clear, however, a substantial number of the requirements of the CEA that were added or amended by the Dodd-Frank Act will not be effective by July 16, 2011. Therefore, we conclude that it is appropriate to flexibly apply the custody requirements of the 1940 Act in this instance by providing further temporary no-action assurances.

Based on the facts and representations in your letter, we would not recommend enforcement action to the Commission under Section 17(f) of the 1940 Act against a Fund if the Fund or its custodian places and maintains assets in the custody of CME or a Clearing Member for purposes of meeting CME's or a Clearing Member's margin requirements for CDS that are cleared by CME.[5]

In particular, we rely on your representations that each Clearing Member that holds assets for an unaffiliated Fund customer wishing to clear CDS transactions on the CME will address each of the requirements of Rule 17f-6, as follows:[6]

- the manner in which a Clearing Member will maintain such a Fund's assets will be governed by a written contract between the Fund and the Clearing Member, which provides that:[7]
  - the Clearing Member will comply with the requirements relating to the separate treatment of customer funds and property which specify the substantive requirements for the treatment of cleared OTC derivatives in the OTC derivatives account class prior to any bankruptcy;[8]
  - the Clearing Member may place and maintain the Fund's assets as appropriate to effect the Fund's cleared CDS transactions through CME and in accordance with the CEA and the CFTC's rules thereunder, and will obtain an acknowledgement, as required under CFTC Rule 1.20(a), as applicable, that such assets are held on behalf of the Clearing Member's customers in accordance with the provisions of the CEA;[9]
  - the Clearing Member will promptly furnish copies of or extracts from its records or such other information pertaining to the Fund's assets as the Commission through its employees or agents may request;[10]
  - any gains on the Fund's transactions, other than *de minimis* amounts, may be maintained with the Clearing Member only

until the next business day following receipt;[11] and

- the Fund has the ability to withdraw its assets from the Clearing Member as soon as reasonably practicable if the custodial arrangement no longer meets the requirements of Rule 17f-6, as applicable.[12]

Our position herein is temporary, and will expire on December 31, 2011.[13] Because our position is based on the facts and representations made in your letter, you should note that any different facts or circumstances might require a different conclusion. This letter represents only the Division's position on enforcement action and does not purport to express any legal conclusion on the questions presented.

Holly Hunter-Ceci
Senior Counsel

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[1] *See* CME Group, SEC Staff No-Action Letter (July 16, 2010) and CME Group, SEC Staff No-Action Letter (Dec. 3, 2010) ("CME Letters").

[2] The Dodd-Frank Wall Street Reform and Consumer Protection Act, Pub. L. No. 111-203, 124 Stat. 1376 (2010).

[3] *See* 76 Fed. Reg. 35372 (June 17, 2011).

[4] *See* Custody of Investment Company Assets with Futures Commission Merchants, Investment Company Act Release No. 22389 (Dec. 11, 1996) ("Adopting Release"). In particular, Rule 17f-6 under the 1940 Act incorporates the safeguards that are provided for Fund assets under the CEA and CFTC rules. For example, a registered futures commission merchant, regardless of its membership status, is subject to the CEA and CFTC safekeeping requirements (*see* page 14 of the Adopting Release).

[5] This letter confirms the position taken regarding CME and the Clearing Members under Section 17(f) of the 1940 Act that the staff provided orally on July 15, 2011 to Christopher K. Bowen of CME.

[6] *See also* CME Letters, *supra* note 1.

[7] *See* Rule 17f-6(a)(1) under the 1940 Act.

[8] *See* Rule 17f-6(a)(1)(i) under the 1940 Act. You state that the CFTC adopted requirements to its Part 190 Bankruptcy Rules to create a separate "cleared over-the-counter derivatives" account class that apply in the event of a bankruptcy of a futures commission merchant and are intended to provide customer protection parallel to Section 4d in Part 190 of CFTC Rules. *See* 75 Fed. Reg. 17297 (Apr. 6, 2010). You represent that in accordance with the CFTC's requirements, CME rules for the cleared over-the-counter derivatives account class mirror the provisions of Section 4d of the CEA and CFTC regulations with respect to the futures account class (*i.e.*, 17 C.F.R. §§ 1.20, et seq.), including but not limited to the separate treatment of customer positions and property from the Clearing Member's

positions and property. You state that the CFTC has proposed requirements on futures commission merchants and derivatives clearing organizations regarding the treatment of cleared swaps customer contracts (and related collateral) and conforming amendments to the commodity broker bankruptcy provisions. *See* 76 Fed. Reg. 33818 (June 9, 2011). You represent that CME will require Clearing Members to comply with these requirements upon their effectiveness.

[9] *See* Rule 17f-6(a)(1)(ii) under the 1940 Act. You state that under CFTC Rule 1.20(a), an acknowledgement need not be obtained from a derivatives clearing organization that has adopted and submitted to the CFTC rules that provide for the segregation as customer funds, in accordance with relevant provisions of the CEA and the rules thereunder, of all funds held on behalf of customers.

[10] *See* Rule 17f-6(a)(1)(iii) under the 1940 Act.

[11] *See* Rule 17f-6(a)(2) under the 1940 Act.

[12] *See* Rule 17f-6(a)(3) under the 1940 Act.

[13] We anticipate addressing these issues in a more permanent way when the CFTC's applicable rules are effective.

## Incoming Letter

The Incoming Letter is in Acrobat format.

*http://www.sec.gov/divisions/investment/noaction/2011/cme072911-17f.htm*

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**CME Group**

A CME/Chicago Board of Trade/NYMEX Company

July 28, 2011

Douglas Scheidt, Esq.
Associate Director
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Applicability of Rule 17f-6 to Cleared CDS Transactions

Dear Mr. Scheidt:

Pursuant to our recent telephone conversations with the Division of Investment Management (the "Division") staff, we are submitting this letter to request further temporary no-action assurance that the Division staff will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") under Section 17(f) of the Investment Company Act of 1940 (the "1940 Act") against any registered Investment Company (a "Fund") if the Fund or its custodian places and maintains cash, securities and/or other property ("assets") in the custody of the Chicago Mercantile Exchange ("CME") or a futures commission merchant ("FCM") registered with the Commodity Futures Trading Commission ("CFTC") that is a CME clearing member (a "CME Clearing Member") for purposes of meeting CME's or a CME Clearing Member's margin requirements for certain credit default swap contracts ("CDS") that are cleared by CME. We note that the Division staff has previously taken this position in a letter dated July 16, 2010 (the "CDS No-Action Letter"), which was extended in a letter dated December 3, 2010 (together, with the CDS No-Action Letter, "the Current CDS No-Action Letter").[1]

The CFTC recently issued temporary relief to exempt swap market participants from various requirements under the Commodity Exchange Act, as amended (the "CEA") that would otherwise apply to certain swap transactions as a result of Title VII of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act")[2] generally becoming effective on July 16, 2011 (the "Effective Date Order").[3] The Dodd Frank Act and the Effective Date Order reflect an underlying policy to facilitate the central clearing of CDS transactions to reduce systemic risk in the global

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1 See CME Group, SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) ¶ 76,532 (July 16, 2010) and CME Group, SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) ¶ 76,626 (December 3, 2010).

2 The Dodd-Frank Wall Street Reform and Consumer Protection Act, Pub. L. No. 111-203, 124 Stat. 1376 (2010).

3 See 76 Fed. Reg. 35372 (June 17, 2011).

financial markets, while also minimizing unnecessary disruption and costs to the markets. Consistent with the CFTC's issuance of the Effective Date Order, we are requesting that the Division staff issue further no-action assurances for CDS transactions as described above, until December 31, 2011.

Section 17(f) of the 1940 Act and the rules thereunder govern the safekeeping of Fund assets, and generally provide that a Fund must place and maintain its securities and similar instruments only with certain qualified custodians. Rule 17f-6 under the 1940 Act permits a Fund to place and maintain assets with an FCM that is registered under the CEA and that is not affiliated with the Fund in amounts necessary to effect the Fund's transactions in exchange-traded futures contracts and commodity options, subject to certain conditions. Among other things, the FCM must comply with the segregation requirements of Section 4d of the CEA and the rules thereunder or, if applicable, the secured amount requirements of CFTC Rule 30.7. Rule 17f-6 was intended to provide Funds with the ability to effect commodity trades in the same manner as other market participants under conditions designed to provide custodial protections for Fund assets. By its terms, Rule 17f-6 does not permit Funds to place and maintain assets with an FCM to effect CDS transactions.

CFTC regulations and CME rules require any CME Clearing Member who clears CDS transactions for customers to be registered as an FCM and to ensure that customer funds and property are treated separately from its own proprietary positions and those of its affiliates. In this regard, the CFTC has adopted amendments to its Part 190 Bankruptcy Rules to create a separate "cleared over-the-counter ("OTC") derivatives" account class (the "OTC Derivatives Account Class") that would apply in the event of the bankruptcy of an FCM which became effective May 6, 2010.[4] At present, the CFTC is relying upon Derivatives Clearing Organizations ("DCOs") such as CME to adopt rules specifying the substantive requirements for the treatment of cleared OTC derivatives in the OTC Derivatives Account Class prior to any bankruptcy. CME rules for the OTC Derivatives Account Class mirror the provisions of Section 4d of the CEA and the CFTC regulations with respect to the futures account class (*i.e.*, 17 C.F.R. §§ 1.20 et seq.), including but not limited to the separate treatment of customer positions and property from the FCM's positions and property.[5] CME's rules for the OTC Derivatives Account Class became effective on October 4, 2010. As a result, all funds and property received from customers in connection with purchasing or holding

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[4] *See* 75 Fed. Reg. 17297 (April 6, 2010) (adopting final rules establishing a sixth and separate account class applicable for cleared OTC derivatives only); 74 Fed. Reg. 40794 (August 13, 2009) (proposing rules to establish a sixth and separate account class applicable for cleared OTC derivatives only).

[5] *See* Letter from Lisa A. Dunsky, Director and Associate General Counsel, CME Group, to David Stawick, Secretary to the CFTC, dated September 30, 2010 (submitting amendments to CME's rules to implement the substantive requirements for the treatment of cleared OTC derivatives in the OTC Derivatives Account Class prior to any FCM bankruptcy).

CDS positions are treated as part of the OTC Derivatives Account Class.

The CFTC recently proposed requirements which would be applicable to FCMs and DCOs regarding the treatment of cleared swaps customer contracts (and related collateral) and conforming amendments to the commodity broker bankruptcy provisions.[6] CME and CME Clearing Members will comply with these requirements upon the effectiveness of final rules.

The timetable for the temporary no-action assurances previously provided to CME by the Division staff was based on the requirement that the CFTC promulgate final rules implementing the Dodd-Frank Act by July 16, 2011 with respect to the centralized clearing of swaps, including CDS transactions. As the Effective Date Order makes clear, however, a substantial number of requirements of the CEA did not become effective by July 16, 2011.

Each CME Clearing Member who holds assets for an unaffiliated Fund customer wishing to clear CDS on CME will address each of the requirements of Rule 17f-6 as follows:

The manner in which the CME Clearing Member will maintain such a Fund's assets will be governed by a written contract between the Fund and the CME Clearing Member, which provides that:

- o the CME Clearing Member will comply with the requirements relating to the separate treatment of customer funds and property which specify the substantive requirements for the treatment of cleared OTC derivatives in the OTC derivatives account class prior to any bankruptcy;[7]

- o the CME Clearing Member may place and maintain the Fund's assets as appropriate to effect the Fund's cleared CDS transactions through CME and in accordance with the CEA and the CFTC's rules thereunder, and will obtain an acknowledgement, as required under CFTC Rule 1.20(a), as applicable, that such assets are held on behalf of the CME Clearing Member's customers in accordance with the provisions of the CEA;[8]

- o the CME Clearing Member will promptly furnish copies of or extracts from its records or such other information pertaining to the Fund's assets

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6 See 76 Fed. Reg. 33818 (June 9, 2011).

7 See Rule 17f-6(a)(1)(iv).

8 See Rule 17f-6(a)(1)(ii) under the 1940 Act. Under CFTC Rule 1.20(a), an acknowledgement need not be obtained from a DCO such as the CME that has adopted and submitted to the CFTC rules that provide for the segregation as customer funds, in accordance with relevant provisions of the CEA and the rules thereunder, of all funds held on behalf of customers.

as the Commission through its employees or agents may request;[9]

- o any gains on the Fund's transactions, other than de minimis amounts, may be maintained with the CME Clearing Member only until the next business day following receipt;[10] and

- o the Fund has the ability to withdraw its assets from the CME Clearing Member as soon as reasonably practicable if the custodial arrangement no longer meets the requirements of Rule 17f-6, as applicable.[11]

Based on the foregoing, we believe that it is appropriate for the Division staff to flexibly apply the custody requirements of the 1940 Act in this instance, which would be consistent with the approach taken by the Commission and the Division staff in applying the same custody requirements of Section 17(f) of the 1940 Act as reflected in the Current CDS No-Action Letter, as well as the policies articulated in the Effective Date Order.

If you or your staff has any questions or need additional detail, please do not hesitate to contact the undersigned at (212) 299-2200.

Sincerely,

Christopher K. Bowen
Managing Director
Chief Regulatory Counsel

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9 See Rule 17f-6(a)(1)(iii) under the 1940 Act.

10 See Rule 17f-6(a)(2) under the 1940 Act.

11 See Rule 17f-6(a)(3) under the 1940 Act.